Room 4561

						December 13, 2005


Mr. Jack Noonan
President and Chief Executive Officer
SPSS, Inc.
233 S. Wacker Drive
Chicago, IL  60606

Re:	SPSS, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No. 000-22194

Dear Mr. Noonan:

              We have reviewed your response to our letter dated September 20, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2004

Note (7) Acquisitions and Divestitures

Divestitures, Page 59

1. We note your responses to our prior comments. Tell us how you determined that the gain on sale from the Sigma-Series business should be recognized at the time you entered the arrangement with Systat and that this transaction resulted in the culmination of the earnings process. Specifically address the three year distribution rights and license arrangement that was part of the divestiture and as noted in your response, your significant continuing involvement, such as your legal obligation to provide maintenance and your legal liability as it relates to third party products embedded in the Sigma-Series Product Line. Also, explain the circumstances, if any, that would result in a return of all or a portion of the $13 million arrangement fee from Systat. In your response reference the authoritative literature that supports your accounting.

******

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Jack Noonan
SPSS, Inc.
December 13, 2005
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